Exhibit 99.1

Prenetics Announces Fourth Quarter and Full Year 2022 Financial Results

New Business Strategy Focused on Precision Oncology

LONDON AND HONG KONG, March 14, 2023 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading genomics and precision oncology company, today announced financial results for the fourth quarter and full year ended December 31, 2022.

Financial Highlights

•	Revenue of US$275.8 million in the full year 2022

•	Revenue of US$52.3 million in the fourth quarter 2022

•	Adjusted EBITDA of US$58.3 million in the full year 2022

•	Adjusted EBITDA of US$12.1 million in the fourth quarter 2022

•	Cash and other short-term assets[1] of US$242.1 million as of December 31, 2022

Recent Highlights

•	Embarked on a new business strategy focused on precision oncology, as the Company exits the COVID-19 testing business.

•

Acquired ACT Genomics, the first Asian company to receive FDA clearance for its comprehensive genomic profiling test for solid tumors, a significant milestone for Prenetics in executing its new focus in precision oncology.

•

Formed a new Scientific Advisory Board with a diverse group of highly respected experts in precision oncology and genomics, to provide strategic input and guide the further development of Prenetics’ cancer genomics diagnostic platform.

•	Reposition CircleDNA into a global consumer health business, leveraging on its 300,000+ global affluent customers and over 1 million subscribers as an entry way into the precision oncology.

Danny Yeung, Chief Executive Officer and Co-founder of Prenetics, said “Looking back over the last twelve months, we are pleased with our recent transformative progress. When the pandemic started three years ago, we made a strategic decision to pivot from our core genomics business to play a leading role in fighting COVID-19 in the United Kingdom and Hong Kong. We are extremely proud to have safe-guarded those communities with more than 28 million COVID-19 tests processed. It was truly a monumental team effort and something that I’m sure my team and I will remember for the rest of our lives. With the pandemic behind us, our team has rehomed our focus back to our foundational genomics business. This has already been evidenced with the formation of our distinguished Scientific Advisory Board, our acquisition of ACT Genomics, enabling us to offer an FDA-cleared cancer genomics profiling test. Furthermore, I am immensely optimistic with our new business strategy in precision oncology. With our strong balance sheet, we intend to make significant investments to develop our oncology product pipeline, especially in early detection for cancer. Given our progress, we believe our current market cap (currently below cash and cash equivalent) is not reflective of our true value and will now look to execute upon our previously announced US$20 million share buy-back program in which we believe our shareholders will benefit from it.”

Danny continued: “We are also proactively restructuring our operations with a focus on streamlining resources and reducing cost, including executing a global workforce reduction of approximately 60% since December 2022, resulting in annual headcount reduction costs of approximately US$10 million. These are important moments to sharpen our focus, control our costs, and deploy our resources and capital to our highest priorities. While implementing such changes are challenging, we are confident this restructuring will allow us to effectively and efficiently achieve our new objective of delivering innovative solutions in precision oncology.”

[1]

Represents current assets, including cash and cash equivalents and short-term deposits totaling US$166.6 million, financial assets at fair value through profit or loss of US$17.5 million, and trade receivables of US$41.7 million, amongst other accounting line items under current assets.

New Business Strategy on Precision Oncology

Prenetics is focusing its business strategy to genomics and precision oncology, and is dedicated to transforming patients’ care through advanced genomic and molecular technologies. The acquisition of ACT Genomics marked Prenetics’ first milestone in positioning itself in the global precision oncology market. ACT’s flagship product ACTOnco+ is currently the first and only Asia-based product to receive FDA clearance for a comprehensive genomic profiling test for solid tumors.

Recently, the Company also appointed Prof. Tony S. K. Mok, Chairman of the Department of Clinical Oncology of the Chinese University of Hong Kong, non-executive director of AstraZeneca PLC., independent director of HUTCHMED (China) Limited and a world-renowned expert in the application of precision medicine for advanced lung cancer, as Chairperson of its Scientific Advisory Board. Prof. Mok will lead the Scientific Advisory Board in advancing Prenetics’ mission to acquire, develop, and commercialize innovative solutions in the field of precision oncology, and overcome cancer through early detection and precision medicine.

COVID-19 Update and Rebalancing of Resources

Prenetics has been at the forefront of the fight against COVID-19 by providing highly accurate and rapid testing at scale and dedicating significant resources to the social responsibility of protecting our community. With the pandemic and COVID-19 testing now behind us, the company has been developing a new strategic focus on genomics and precision oncology. In view of the Company’s new strategic focus, it is undergoing a rebalancing of resources to improve efficiency, reduce costs in less strategic areas, and deploy resources and capital to areas of high priority. Prenetics believes that these initiatives are important to enable it to achieve its largest growth opportunities in genomics and precision oncology. Prenetics remains committed to investing in strategic areas of its business, aligning talent to delivering innovative solutions in genomics and precision oncology, especially in early detection of cancer.

Fourth Quarter 2022 Financial Highlights

•	Revenue was US$52.3 million for the fourth quarter 2022 compared to US$64.7 million for the fourth quarter 2021, a decrease of 19.2% year-over-year.

•	Gross margin was 51.6% for the fourth quarter 2022 compared to 36.7% for the fourth quarter 2021.

•	Profit from operations was US$4.6 million for the fourth quarter 2022 compared to loss from operations of US$30.8 million for the fourth quarter 2021.

•	Adjusted profit attributable to equity shareholders of Prenetics[2] was US$9.7 million for the fourth quarter 2022 compared to adjusted loss of US$10.3 million for the fourth quarter 2021.

•	Adjusted EBITDA[3] was US$12.1 million for the fourth quarter 2022 compared to US$(5.9) million for the fourth quarter 2021.

[2]

Adjusted profit (non-IFRS) represents profit/(loss) attributable to equity shareholders of the Company under IFRS before employee equity-settled share-based payment expenses, other strategic financing, restructuring costs in relation to diagnostic business, transactional expense and non-recurring expense and fair value adjustments. See the section titled “Unaudited Financial Information and Non-IFRS Financial Measures” and the table captioned “Reconciliation of profit/(loss) attributable to equity shareholders of Prenetics under IFRS and adjusted profit/(loss) attributable to equity shareholders of Prenetics (Non-IFRS)” for more details.

[3]

Adjusted EBITDA (non-IFRS) represents profit/(loss) from operations under IFRS before employee equity-settled share-based payment expenses, depreciation and amortization, other strategic financing, transactional expense, restructuring costs in relation to diagnostic business and non-operating recurring expense, and finance income, exchange gain or loss. See the section titled “Unaudited Financial Information and Non-IFRS Financial Measures” and the table captioned “Reconciliation of profit/(loss) from operations under IFRS and adjusted EBITDA (Non-IFRS)” for more details.

Full Year 2022 Financial Highlights

•	Revenue was US$275.8 million for the year ended December 31, 2022 compared to US$275.9 million for the year ended December 31, 2021.

•	Gross margin was 47.7% for the year ended December 31, 2022 compared to 38.5% for the year ended December 31, 2021.

•	Loss from operations was US$23.3 million for year ended December 31, 2022 compared to US$10.2 million for year ended December 31, 2021, an increase of 128.1% year-over-year.

•

Adjusted profit attributable to equity shareholders of Prenetics was US$39.2 million for the year ended December 31, 2022 compared to adjusted loss of US$17.7 million for the year ended December 31, 2021.

•	Adjusted EBITDA was US$58.3 million for the year ended December 31, 2022 compared to US$34.0 million for the year ended December 31, 2021.

Full Year 2022 Financial Results

The Company had net loss for the year mainly due to non-cash and/or non-recurring: (i) impairment loss in respect of restructuring costs in relation to diagnostic business; (ii) fair value loss on preference shares liabilities; (iii) fair value loss on financial assets; and (iv) share-based payment on listing. After adjusting for such non-cash losses and other non-recurring items, the Company recorded an adjusted profit attributable to equity shareholders of Prenetics of US$39.2 million and adjusted EBITDA was US$58.3 million for the year ended December 31, 2022.

Fair value loss on preference shares liabilities

This loss was attributable to Prenetics’ preference shares issued prior to our listing on NASDAQ. This is a non-cash loss and would not recur subsequent to our listing on May 18, 2022.

The Company had preference shares with mandatory conversion provision that required them to be converted in full to ordinary shares at time of listing. These preference shares were accounted for as financial liabilities under IFRS, and its conversion provision was recognized as derivative financial liabilities and measured at fair value through profit or loss. An increase of the equity value of the Company (prior to our listing) therefore would result in a corresponding increase in the derivative financial liabilities and a non-cash fair value loss.

For the year ended December 31, 2022, the fair value loss on preference shares liabilities was US$60.1 million. At completion of our listing on NASDAQ on May 18, 2022, all of the preference shares were fully converted into ordinary shares, and therefore such fair value loss would not recur going forward.

Share-based payment on listing

Share-based payment on the listing was US$89.5 million and was non-cash and non-recurring in nature. Prenetics was listed on NASDAQ on May 18, 2022 via a de-SPAC transaction by merging with Artisan Acquisition Corp. (“Artisan”). This acquisition of the net assets of Artisan has been accounted for as a share-based compensation for the service of a stock exchange listing and is charged to our profit and loss upon the completion of the transaction. The amount of this payment is calculated based on the excess fair value of consideration transferred over the fair value of Artisan’s identifiable net assets acquired.

Fair value loss on financial assets at fair value through profit or loss

This loss is unrealized. Fair value loss on financial assets at fair value through profit or loss was US$9.4 million due to market volatility.

Restructuring costs (including assets write-downs) in relation to diagnostic business

This is a non-cash and non-recurring item. Restructuring costs (including assets write-downs) in relation to the diagnostic business were US$30.4 million, due to impairment loss arising from our exit from the COVID-19 testing business, recognised on (i) intangible assets of US$19.1 million; (ii) goodwill of US$3.3 million; (iii) property, plant and equipment of US$4.5 million; and (iv) write-off of prepayment of US$3.5 million.

The restructuring primarily involves realigning workforce to ensure the Company’s resources are focused on business areas with more robust growth prospects and higher profitability. This restructuring of operation will result in significant cost savings in the long run and position the Company for sustainable growth. Prenetics holds positive outlook toward the future of business and are committed to transparent communication with our stakeholders.

2023 Financial Guidance

The Company will be discussing guidance upon release of Q1 2023 results and providing an update on M&A discussions.

About Prenetics

Prenetics is a leading genomics and precision oncology company dedicated to transforming patient care through advanced genomic and molecular technologies. Our new business focus is on precision oncology, specifically on early detection and treatment. We recently acquired ACT Genomics, the only Asia-based company to receive FDA clearance for a comprehensive genomics profiling test for solid tumors. ACT has also enabled us to expand our capabilities and offer comprehensive cancer solutions to patients worldwide. Our team of world-class scientists, healthcare experts, and technology innovators are committed to driving forward precision oncology to improve patient outcomes. At Prenetics, we believe that every patient deserves personalized, effective, and affordable cancer care, and we are dedicated to making that a reality. Prenetics is listed on NASDAQ with the ticker PRE. To learn more about Prenetics, visit www.prenetics.com.

Investor Relations Contact:

investors@prenetics.com

ICR Westwicke:

Caroline Corner	+1 415 202 5678	Email: caroline.corner@westwicke.com

Media contact:

Strategic Public Relations Group

Corinne Ho	+852 2114 4911	Email: corinne.ho@sprg.com.hk

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, therefore should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ability to further develop its business, including new products and services; its ability to execute on its new business strategy in genomics and precision oncology; its ability to identify and execute on M&A opportunities, especially in precision oncology; its ability to reduce costs and improve efficiencies through its restructuring efforts; its expectations on ACT Genomics’ contribution to its revenues. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-1 and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Basis of Presentation

Unaudited Financial Information and Non-IFRS Financial Measures has been provided in the financial statements tables included at the end of this press release. An explanation of these measures is also included below under the heading “Unaudited Financial Information and Non-IFRS Financial Measures.”

Unaudited Financial Information and Non-IFRS Financial Measures

To supplement Prenetics’ consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing non-IFRS measures, adjusted EBITDA, adjusted gross profit and adjusted profit/(loss) attributable to equity shareholders of Prenetics. These non-IFRS financial measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes these non-IFRS financial measures are useful to investors in evaluating the Company’s ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS results (1) Employee equity-settled share-based payment expenses, (2) depreciation and amortization, (3) finance income and exchange gain or loss, and (4) certain items that may not be indicative of our business, results of operations, or outlook, including but not limited to non-cash and/ or non-recurring items. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS basis as well as a non-IFRS basis and also by providing IFRS measures in the Company’s public disclosures.

In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the non-IFRS reconciliations provided in the tables captioned “Reconciliation of profit/(loss) from operations under IFRS and adjusted EBITDA (Non-IFRS)”, “Reconciliation of gross profit under IFRS and adjusted gross profit (Non-IFRS)” and “Reconciliation of profit/(loss) attributable to equity shareholders of Prenetics under IFRS and adjusted profit/(loss) attributable to equity shareholders of Prenetics (Non-IFRS)” set forth at the end of this document.

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of financial position

(Expressed in United States dollars unless otherwise indicated)

	December 31,
	2022	2021
	$	$
Assets
Property, plant and equipment	13,102,546	13,037,192
Intangible assets	14,785,875	23,826,282
Goodwill	33,800,276	3,978,065
Interests in associates	788,472	—
Deferred tax assets	243,449	79,702
Deferred expenses	6,307,834	—
Other non-current assets	1,292,462	693,548

Non-current assets	70,320,914	41,614,789

Deferred expenses	4,577,255	—
Inventories	4,534,072	6,829,226
Trade receivables	41,691,913	47,041,538
Deposits, prepayments and other receivables	6,889,114	7,817,756
Amounts due from related companies	—	9,060
Financial assets at fair value through profit or loss	17,537,608	9,906,000
Short-term deposits	19,920,160	—
Cash and cash equivalents	146,660,195	35,288,952

Current assets	241,810,317	106,892,532

Total assets	312,131,231	148,507,321

Liabilities
Deferred tax liabilities	3,185,440	659,498
Preference shares liabilities	—	486,404,770
Warrant liabilities	3,574,885	—
Lease liabilities	3,763,230	3,600,232
Other non-current liabilities	949,701	—

Non-current liabilities	11,473,256	490,664,500

Trade payables	7,291,133	9,979,726
Accrued expenses and other current liabilities	15,611,421	36,280,298
Contract liabilities	5,674,290	9,587,245
Lease liabilities	2,882,933	1,666,978
Liabilities for puttable financial instrument[4]	17,138,905	—
Tax payable	8,596,433	1,223,487

Current liabilities	57,195,115	58,737,734

Total liabilities	68,668,371	549,402,234

Equity
Share capital[5]	13,698	1,493
Reserves	237,050,429	(400,811,431)

Total equity/(equity deficiency) attributable to equity shareholders of the Company	237,064,127	(400,809,938)
Non-controlling interests	6,398,733	(84,975)

Total equity/(equity deficiency)	243,462,860	(400,894,913)

Total equity and liabilities	312,131,231	148,507,321

[4]

In connection with the acquisition of ACT Genomics, the remaining shareholders of ACT Genomics - representing 25.61% of the fully diluted shareholding of ACT Genomics that Prenetics does not own - were granted put options which allow these remaining shareholders to put their remaining shares to Prenetics under certain conditions. The liabilities arising from such put option are recorded as liabilities for puttable financial instrument, and are valued at the present value of the exercise price of the put option.

[5]	Represents number of authorized and issued shares as follows:

	December 31,
	2022	2021
Number of authorized shares of $0.0001 each	500,000,000	500,000,000

Number of issued shares	136,983,110	14,932,033

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Revenue	52,320,754	64,716,261	275,761,298	275,852,753
Direct costs	(25,317,570)	(40,950,808)	(144,206,412)	(169,721,542)

Gross profit	27,003,184	23,765,453	131,554,886	106,131,211
Other income and other net gain/(losses)	1,149,335	(60,357)	404,643	138,948
Selling and distribution expenses[6]	(2,503,384)	(10,356,487)	(13,301,436)	(21,932,322)
Research and development expenses[6]	(3,605,801)	(5,459,872)	(15,519,228)	(10,563,952)
Restructuring costs in relation to diagnostic business[7]	(2,709,143)	—	(30,378,741)	—
Administrative and other operating expenses[6]	(14,704,261)	(38,641,860)	(96,063,312)	(83,991,413)

Profit/(loss) from operations	4,629,930	(30,753,123)	(23,303,188)	(10,217,528)
Fair value loss on financial assets at fair value through profit or loss	(7,689,311)	(94,000)	(9,363,495)	(94,000)
Share-based payment on listing	—	—	(89,546,601)	—
Fair value loss on convertible securities	—	—	—	(29,054,669)
Fair value loss on preference shares liabilities	—	(53,513,591)	(60,091,353)	(125,398,798)
Fair value gain on warrant liabilities	6,498,365	—	3,196,538	—
Write-off on amount due from a shareholder	—	—	—	(106,179)
Gain on bargain purchase	—	—	—	117,238
Loss on disposal of a subsidiary	—	(292,132)	—	(292,132)
Other finance costs	(116,029)	(2,462,779)	(4,198,184)	(5,238,030)

Profit/(loss) before taxation	3,322,955	(87,115,625)	(183,306,283)	(170,284,098)
Income tax (expense)/credit	(1,715,012)	1,372,620	(7,147,104)	(3,732,744)

Profit/(loss) for the period/year	1,607,943	(85,743,005)	(190,453,387)	(174,016,842)

[6]	Includes equity-settled share-based payment expenses (excluding share-based payment on listing) as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Selling and distribution expenses	63,033	9,630	169,942	25,254
Research and development expenses	747,059	864,997	4,604,676	3,588,367
Administrative and other operating expenses	2,392,105	8,601,601	26,564,567	18,527,993

Total equity-settled share-based payment expenses (excluding share-based payment on listing)	3,202,197	9,476,228	31,339,185	22,141,614

[7]	Includes restructuring costs in relation to diagnostic business as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Impairment losses on intangible assets	—	—	19,109,580	—
Impairment losses on goodwill	—	—	3,272,253	—
Impairment losses on property, plant and equipment	2,709,143	—	4,447,610	—
Write-off of prepayment	—	—	3,549,298	—

Total restructuring costs in relation to diagnostic business	2,709,143	—	30,378,741	—

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Profit/(loss) for the period/year	1,607,943	(85,743,005)	(190,453,387)	(174,016,842)

Other comprehensive income for the period/year
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of:
- financial statements of subsidiaries and a joint venture outside Hong Kong	2,759,672	1,266,712	(4,842,932)	260,112

Total comprehensive income for the period/year	4,367,615	(84,476,293)	(195,296,319)	(173,756,730)

Profit/(loss) attributable to:
Equity shareholders of Prenetics	1,607,942	(85,742,978)	(190,453,333)	(174,009,273)
Non-controlling interests	1	(27)	(54)	(7,569)

	1,607,943	(85,743,005)	(190,453,387)	(174,016,842)

Total comprehensive income attributable to:
Equity shareholders of Prenetics	4,367,614	(84,476,266)	(195,296,265)	(173,749,161)
Non-controlling interests	1	(27)	(54)	(7,569)

	4,367,615	(84,476,293)	(195,296,319)	(173,756,730)

Earnings/(loss) per share
Basic earnings/(loss) per share	0.01	(5.87)	(2.50)	(11.92)
Diluted earnings/(loss) per share	0.01	(5.87)	(2.50)	(11.92)

Weighted average number of common shares:
Basic	115,386,543	14,596,997	76,039,727	14,596,997
Diluted	162,708,402	14,596,997	76,039,727	14,596,997

PRENETICS GLOBAL LIMITED

Unaudited Financial Information and Non-IFRS Financial Measures

(Expressed in United States dollars unless otherwise indicated)

Reconciliation of profit/(loss) from operations under IFRS and adjusted EBITDA (Non-IFRS)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Profit/(loss) from operations under IFRS	4,629,930	(30,753,123)	(23,303,188)	(10,217,528)
Employee equity-settled share-based payment expenses	3,241,872	9,519,883	31,580,383	22,494,918
Depreciation and amortization	1,333,231	3,001,225	7,542,979	7,346,642
Restructuring costs in relation to diagnostic business	2,709,143	—	30,378,741	—
Other strategic financing, transactional expense and non-recurring expenses	957,150	12,286,488	11,898,377	14,701,871
Finance income, exchange gain or loss, net	(751,171)	44,793	216,536	(289,005)

Adjusted EBITDA (Non-IFRS)	12,120,155	(5,900,734)	58,313,828	34,036,898

Reconciliation of gross profit under IFRS and adjusted gross profit (Non-IFRS)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Gross profit under IFRS	27,003,184	23,765,453	131,554,886	106,131,211
Depreciation and amortization	527,722	380,264	1,892,036	1,182,134

Adjusted gross profit (Non-IFRS)	27,530,906	24,145,717	133,446,922	107,313,345

Reconciliation of profit/(loss) attributable to equity shareholders of Prenetics under IFRS and adjusted profit/(loss) attributable to equity shareholders of Prenetics (Non-IFRS)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Profit(/loss) attributable to equity shareholders of Prenetics under IFRS	1,607,942	(85,742,978)	(190,453,333)	(174,009,273)
Employee equity-settled share-based payment expenses	3,241,872	9,519,883	31,580,384	22,494,918
Other strategic financing, transactional expense and non-recurring expenses	957,150	12,286,488	11,898,377	14,701,871
Share-based payment on listing	—	—	89,546,601	—
Fair value loss on convertible securities	—	—	—	29,054,669
Fair value loss on preference shares liabilities	—	53,513,591	60,091,353	125,398,798
Fair value gain on warrant liabilities	(6,498,365)	—	(3,196,538)	—
Fair value loss on financial assets at fair value through profit or loss	7,689,311	94,000	9,363,495	94,000
Restructuring costs in relation to diagnostic business	2,709,143	—	30,378,741	—

Adjusted profit/(loss) attributable to equity shareholders of Prenetics (Non-IFRS)	9,707,053	(10,329,016)	39,209,080	17,734,983

Note:

Reconciliation of adjustments after results announcement

After the announcement on the fourth quarter and full year 2022 financial results on March 14, 2023, the Group had adjusted the unaudited financial information for the year ended 31 December 31, 2022.

The following table summarizes the impact on the Group’s consolidated statement of financial position as at December 31, 2022. There was no impact on the consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2022.

	Note		As previously announced	Adjustments	As adjusted
			$	$	$
Assets
Property, plant and equipment			13,102,546	—	13,102,546
Intangible assets	(i	)	11,277,305	3,508,570	14,785,875
Goodwill	(i	)	32,826,878	973,398	33,800,276
Interests in associates			788,472	—	788,472
Deferred tax assets			243,449	—	243,449
Deferred expenses			6,307,834	—	6,307,834
Other non-current assets			1,292,462	—	1,292,462

Non-current assets			65,838,946	4,481,968	70,320,914

Deferred expenses			4,577,255	—	4,577,255
Inventories	(i	)	4,861,418	(327,346)	4,534,072
Trade receivables			41,691,913	—	41,691,913
Deposits, prepayments and other receivables			6,889,114	—	6,889,114
Financial assets at fair value through profit or loss			17,537,608	—	17,537,608
Short-term deposits			19,920,160	—	19,920,160
Cash and cash equivalents			146,660,195	—	146,660,195

Current assets			242,137,663	(327,346)	241,810,317

Total assets			307,976,609	4,154,622	312,131,231

Liabilities
Deferred tax liabilities	(i	)	2,455,555	729,885	3,185,440
Warrant liabilities			3,574,885	—	3,574,885
Lease liabilities			3,763,230	—	3,763,230
Other non-current liabilities			949,701	—	949,701

Non-current liabilities			10,743,371	729,885	11,473,256

Trade payables			7,291,133	—	7,291,133
Accrued expenses and other current liabilities			15,611,421	—	15,611,421
Contract liabilities			5,674,290	—	5,674,290
Lease liabilities			2,882,933	—	2,882,933
Liabilities for puttable financial instrument			17,138,905	—	17,138,905
Tax payable			8,596,433	—	8,596,433

Current liabilities			57,195,115	—	57,195,115

Total liabilities			67,938,486	729,885	68,668,371

Equity
Share capital			13,698	—	13,698
Reserves			237,050,429	—	237,050,429

Total equity/(equity deficiency) attributable to equity shareholders of the Company			237,064,127	—	237,064,127
Non-controlling interests	(i	)	2,973,996	3,424,737	6,398,733

Total equity/(equity deficiency)			240,038,123	3,424,737	243,462,860

Total equity and liabilities			307,976,609	4,154,622	312,131,231

Note:

i.

Represents the adjustments upon the finalization of the purchase price allocation of the acquisition of ACT Genomics subsequent to the results announcement, including (1) an increase of intangible assets, goodwill, deferred tax liabilities and non-controlling interests by $3,508,570, $973,398, $729,885 and $3,424,737, respectively and (2) a decrease of inventories by $327,346.